UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

MSP RECOVERY, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

553745100
(CUSIP Number)

January 1, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553745100	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CF Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,129,589
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,129,589

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%(1)
12	TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based on 73,840,509 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 553745100	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cantor Fitzgerald Securities
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,129,589
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,129,589

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%(1)
12	TYPE OF REPORTING PERSON PN

(1)	This percentage is calculated based on 73,840,509 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 553745100	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,129,589
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,129,589

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%(1)
12	TYPE OF REPORTING PERSON PN

(1)	This percentage is calculated based on 73,840,509 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 553745100	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,129,589
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,129,589

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%(1)
12	TYPE OF REPORTING PERSON CO

(1)	This percentage is calculated based on 73,840,509 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 553745100	SCHEDULE 13G	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,129,589
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,129,589

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%(1)
12	TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based on 73,840,509 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 553745100	SCHEDULE 13G	Page 7 of 11

Item 1(a).	Name of Issuer:

MSP Recovery, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2710 Le Jeune Road Floor 10 Coral Gables, Florida

Item 2(a).	Name of Person Filing:

CF Principal Investments, LLC, Cantor Fitzgerald Securities, Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Reporting Persons”).
Item 2(b).	Address of Principal Business Office or, if none, Residence:

110 East 59th Street New York, New York 10022

Item 2(c).	Citizenship:

CF Principal Investments, LLC is a Delaware limited liability company. Cantor Fitzgerald Securities is a general partnership formed in New York. Cantor Fitzgerald, L.P. is a Delaware limited partnership, CF Group Management, Inc. is a New York corporation and Mr. Lutnick is a citizen of the United States of America.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

553745100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

CUSIP No. 553745100	SCHEDULE 13G	Page 8 of 11

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of January 1, 2023, the Reporting Persons may be deemed to beneficially own an aggregate of 1,129,589 Class A Common Stock, par value $0.0001 per share (“Common Stock”) of MSP Recovery, Inc. (the “Issuer”), representing 1.5% of the Issuer’s outstanding Common Stock. This number excludes certain warrants received by CFPI as a dividend upon the closing of the Issuer’s business combination. CFPI has agreed to transfer such warrants to the Issuer for cancellation and as such, has no voting or investment power over the warrants or any Common Stock underlying the warrants.

The percentage of the Common Stock held by the Reporting Persons is based on 73,840,509 shares of Class A Common Stock outstanding as October 31, 2022, as reported on the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on November 10, 2022.

CF Principal Investments, LLC (“CFPI”) is the record holder of the securities reported herein.

CF Group Management, Inc. (“CFGM”) is the managing general partner of Cantor Fitzgerald, L.P. (“Cantor”) and directly or indirectly controls the managing general partner of CFS. Mr. Lutnick is Chairman and Chief Executive of CFGM and trustee of CFGM’s sole stockholder. Cantor, indirectly, holds a majority of the ownership interests of Cantor Fitzgerald Securities (“CFS”), which is the managing member of CFPI. As such, each of CFS, Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by CFPI. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. 553745100	SCHEDULE 13G	Page 9 of 11

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 553745100	SCHEDULE 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

CF PRINCIPAL INVESTMENTS, LLC

By:	/s/ Mark Kaplan
	Name:	Mark Kaplan
	Title:	Chief Operating Officer

CANTOR FITRZGERALD SECURITIES

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chief Executive Officer

By:	/s/ Howard W. Lutnick
Howard W. Lutnick

CUSIP No. 553745100	SCHEDULE 13G	Page 11 of 11

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 14, 2023, by and among the Reporting Persons